Aspen Group, Inc.
720 South Colorado Blvd., Suite 1150N
Denver, CO 80246

April 2, 2013

Via EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549
Attention: Mr. Justin Kisner

Re:         Aspen Group, Inc. - Registration Statement on Form S-1/A;
File Nos. 333-184226 and 333-186576

Dear Mr. Kisner:

In accordance with Rule 461 promulgated pursuant to the Securities Act of 1933, Aspen Group, Inc. (the “Company”) is hereby requesting that the Company’s Registration Statement on Form S-1/A (File Nos. 333-184226 and 333-186576) filed on March 25, 2013 be made effective on April 4, 2013 at 5:00 p.m., or as soon thereafter as may be practicable.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Michael Harris or Brian Bernstein, our legal counsel at (561) 686-3307.

Very truly yours,

/s/ Michael Mathews
Michael Mathews
                        Chief Executive Officer

cc:           Michael D. Harris, Esq.